Exhibit 99.2

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this registration statement on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-216099) of Barrick Gold Corporation (the company) of our report dated February 14, 2018 relating to the 2017 and 2016 consolidated financial statements and the effectiveness of internal control over financial reporting of the company as at December 31, 2017 which appears in Exhibit 99.1 to the company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 15, 2018.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

February 15, 2018

      PricewaterhouseCoopers LLP

      PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

      T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

         “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.